Exhibit 99.1

AGNICO EAGLE

AGNICO EAGLE MINES LIMITED

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF AGNICO

NOTICE IS HEREBY GIVEN that a special meeting (the “Agnico Meeting”) of the holders (the “Agnico Shareholders”) of common shares (the “Agnico Shares”) of Agnico Eagle Mines Limited (“Agnico”) will be held in a virtual-only format, which will be conducted via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1233 on November 26, 2021 at 10:00 a.m. (Toronto time), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1.	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Agnico Resolution”), the full text of which is set forth in Appendix A to the accompanying joint management information circular (the “Circular”) of Agnico and Kirkland Lake Gold Ltd. (“Kirkland”) dated October 29, 2021, approving the issuance by Agnico of such number of Agnico Shares as may be required to be issued pursuant to or in connection with the plan of arrangement under section 182 of the Business Corporations Act (Ontario) involving, among others, Kirkland and Agnico (the “Arrangement”), in accordance with the terms of the merger agreement dated September 28, 2021 between Agnico and Kirkland (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), as more particularly described in the Circular; and

2.	to transact such other business, including amendments to the foregoing, as may properly be brought before the Agnico Meeting and any adjournment or postponement thereof.

The board of directors of Agnico (the “Agnico Board”) unanimously recommends that Agnico Shareholders vote FOR the Agnico Resolution. It is a condition to the completion of the Arrangement that the Agnico Resolution be approved at the Agnico Meeting. If the Agnico Resolution is not approved by the Agnico Shareholders the Arrangement cannot be completed.

Each Agnico Share entitled to be voted in respect of the Agnico Resolution will entitle the holder to one vote at the Agnico Meeting. The Agnico Resolution must be approved by at least a simple majority of the votes cast by Agnico Shareholders present (virtually) or represented by proxy and entitled to vote at the Agnico Meeting.

The Merger Agreement and the amending agreement to the Merger Agreement dated October 27, 2021 between Agnico and Kirkland have been filed under Agnico’s and Kirkland’s respective issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This Notice of Special Meeting of Shareholders of Agnico is accompanied by the Circular which contains additional information relating to matters to be dealt with at the Agnico Meeting.

The Agnico Board has set the close of business on October 13, 2021 as the record date (the “Agnico Record Date”) for determining the Agnico Shareholders who are entitled to receive notice of and vote at the Agnico Meeting. Only persons shown on the register of Agnico Shareholders at the close of business on the Agnico Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Agnico Meeting and vote on the Agnico Resolution.

In light of the ongoing impact of COVID-19 and the associated public health measures, Agnico will be conducting a virtual-only Agnico Meeting via live webcast at https://virtual-meetings.tsxtrust.com/1233. Agnico Shareholders will not be able to attend the Agnico Meeting in person. At the Agnico Meeting, registered Agnico Shareholders (“Registered Agnico Shareholders”) and their duly appointed proxyholders will be able to participate, ask questions and vote in “real time” through an online portal at https://virtual-meetings.tsxtrust.com/1233. All Agnico Shareholders who wish to attend the Agnico Meeting must carefully follow the procedures set out in the Circular in order to vote and ask questions through the live webcast. Non-registered beneficial Agnico Shareholders (“Non-Registered Agnico Shareholders”), unless they have been duly appointed as proxyholders in accordance with the procedures set out in the Circular, will be able to listen to the live webcast of the Agnico Meeting, but will not be able to ask questions or vote during the Agnico Meeting. Agnico believes that a virtual meeting gives all Agnico Shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19. Agnico Shareholders are strongly encouraged to submit their completed form of proxy (in the case of Registered Agnico Shareholders) or voting instruction form (in the case of Non-Registered Agnico Shareholders), or alternatively, to vote over the Internet or by other means, in each case, well in advance of the Agnico Meeting and in accordance with the enclosed instructions so that as many Agnico Shares as possible are represented at the Agnico Meeting.

As an Agnico Shareholder, it is important that you read this Notice of Special Meeting of Shareholders of Agnico and accompanying Circular carefully and then vote your Agnico Shares. Proxies to be used or acted upon at the Agnico Meeting must be completed and deposited with Agnico’s transfer agent, Computershare Trust Company of Canada (“Computershare”), in accordance with the instructions thereon. To be effective, a duly completed proxy must be received by Computershare by 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting). Agnico Shareholders may vote online, by telephone or by mail following the instructions found in the enclosed form of proxy or voting instruction form. Late proxies may be accepted or rejected by the chair of the Agnico Meeting in his or her discretion. The time limit for the deposit of proxies may be waived or extended by the chair of the Agnico Meeting, at the chair’s discretion, with or without notice. The chair is under no obligation to accept or reject any particular late proxy. Non-Registered Agnico Shareholders holding Agnico Shares through an intermediary or broker may have an earlier deadline by which the intermediary or broker must receive voting instructions. Non-Registered Agnico Shareholders that hold Agnico Shares through an intermediary or broker and receive these materials through such intermediary or broker should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by such intermediary or broker.

Agnico Shareholders that have any questions or need additional information regarding the voting of their Agnico Shares should consult their financial, legal, tax or other professional advisor, or contact Agnico’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by e-mail at assistance@laurelhill.com.

Your vote is very important, regardless of the number of Agnico Shares that you own. Whether or not you expect to attend the Agnico Meeting, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Agnico Meeting.

THE AGNICO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT

AGNICO SHAREHOLDERS VOTE FOR THE AGNICO RESOLUTION

DATED at Toronto, Ontario, this 29th day of October, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF AGNICO EAGLE MINES LIMITED

(signed) “Christopher Vollmershausen”

Christopher Vollmershausen
Senior Vice President, Legal, General Counsel & Corporate Secretary